Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of United Fire Group, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, units or rights and to the incorporation by reference therein of our reports dated February 26, 2025, with respect to the consolidated financial statements of United Fire Group, Inc., and the effectiveness of internal control over financial reporting of United Fire Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, IA

May 28, 2025